SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                  Amendment No.
                                    --------
                       California Coastal Communities Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    129915203
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Mellon HBV Alternative Strategies LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  May 11, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         CUSIP No. 148435100
-------------------------------------------------------------------------------
         1        NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
                  Mellon HBV Alternative Strategies LLC
-------------------------------------------------------------------------------
         2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)   (b)
------------- -----------------------------------------------------------------
         3        SEC USE ONLY
-------------------------------------------------------------------------------
         4        SOURCE OF FUNDS*
                  WC
--------------------------------------------------------------------------------
         5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                  PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
         6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
--------------------------------------------------------------------------------
         NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
         7        SOLE VOTING POWER
                  1,142,748
--------------------------------------------------------------------------------
         8        SHARED VOTING POWER
                  0
--------------------------------------------------------------------------------
         9        SOLE DISPOSITIVE POWER
                  1,142,748
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER
                  0
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                  1,142,748
-------------------------------------------------------------------------------
         12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES (see Instructions)
-------------------------------------------------------------------------------
         13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  11.2  %
-------------------------------------------------------------------------------
         14       TYPE OF REPORTING PERSON (see Instructions)
                  IA
-------------------------------------------------------------------------------

Introduction:

Mellon HBV Alternative Investment Strategies LLC, a registered investment adviser (the "Reporting Person"), on behalf of affiliated investment funds and separately managed accounts over which it exercises discretionary authority, beneficially owns 11.2% of the Common Stock of California Coastal Communities Inc. (the "Company").

The Reporting Person is filing this Schedule 13D to amend its prior reporting on
Schedule 13G, to disclose that the Reporting Person's recent communication to the Company, including that the Reporting Person may become involved in efforts to influence the direction of the Company.

The Reporting Person's letter to the Company dated May 11, 2006 is attached hereto as Exhibit A.

Item 1.  Security and Issuer.

         Security: Common Stock par value $0.01 per share  (the "Shares")

         Issuer's Name and Address.

         California Coastal Communities, Inc.
         6 Executive Circle
         Suite 250
         Irvine, CA 92614

         A corporation organized under the laws of the State of Delaware.

Item 2.  Identity and Background.

     (a)  Mellon HBV Alternative Strategies LLC.

     (b) The Reporting Person is a Delaware limited liability company with its principal executive offices located at 200 Park Avenue, Suite 5400, New York, NY 10166-3399.

     (c) The Reporting Person is a registered investment adviser under the Investment Adviser Act of 1940. The Reporting Person exercises discretionary control on behalf of affiliated investment funds and separately managed accounts with respect to the Company's Shares, and may be deemed the beneficial owner of such shares.

     (d, e) During the last five years neither the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations  or  similar  misdemeanors)  or  (ii) a  party  to a  civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is organized under the laws of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person used funds from the working capital for purposes of effecting investment transactions. The Reporting Person borrowed no funds to purchase any of the Shares

Item 4.  Purpose of Transaction.

     The Reporting Person, for itself and for affiliated investment funds and separately managed accounts over which it exercises discretionary authority, acquired the Shares for investment purposes.

     The Reporting Person is filing this Schedule 13D to amend its prior reporting on Schedule 13G to disclose that the Reporting Person may become involved in efforts to influence the direction of the Company. The Reporting Person outlined its intentions with respect to the Company in a letter dated May 11, 2006 to the Company's management. That letter is attached hereto as Exhibit A.

Item 5.  Interest in Securities of the Issuer.

     (a) As of May 10, 2006, funds affiliated with the Reporting Person and separately managed accounts over which it exercises discretionary authority beneficially own 1,142,748 shares of the Company's Common Stock, representing approximately 11.2% of the outstanding Common Stock (based on 10,161,462 shares reported outstanding as of May 1, 2006, as disclosed by the Company in its Form 10Q for the period ended March 31, 2006 filed with the Commission on May 5, 2006).


     (b) The Reporting Person, for itself and for affiliated investment funds and separately managed accounts over which it exercises discretionary authority, has sole power to vote or direct the vote and sole power to dispose and to direct the disposition of the Shares.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          None, but see Introduction and Exhibit A to this Schedule 13D

Item 7.  Material to be Filed as Exhibits.

     Exhibit A: Letter to California Coastal Communities Inc. dated May 11, 2006 from Mellon HBV Alternative Strategies LLC.

     Exhibit B:  Executive  Officers  and  Directors  of Mellon HBV  Alternative
          Strategies LLC.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 11, 2006

         MELLON HBV ALTERNATIVE STRATEGIES LLC


                  By: /s/ William F. Harley III
                  --------------------------------
                  William F. Harley III
                  Chief Investment Officer

Exhibit A

                      MELLON HBV ALTERNATIVE STRATEGIES LLC
                           200 Park Avenue, Suite 5400
                             New York, NY 10166-3399
                                 (212) 922-8200


                                                      May 11, 2006
Via Facsimile And Via U.S. Postal Service

(949) 261-6550 - FAX

 California Coastal Communities, Inc.
 6 Executive Circle
 Suite 250
 Irvine, CA 92614

Attention:
 Mr.Geoffrey W. Arens
 Mr. Phillip R. Burnaman, II
 Mr. Raymond J. Pacini
 Mr. Thomas W. Sabin, Jr.


Dear Board Member:

As you are aware Mellon HBV and its affiliates currently hold 1.14 million shares of California Coastal, or 11.2% of the equity, making us the second largest stockholder in the Company. We have been supportive stockholders for over three years as the Company has sought and finally received entitlement from the Coastal Commission of the State of California to develop the Bolsa Chica site. It is has always been clear to us that the uniqueness of the property as the last available major residential development opportunity overlooking the Pacific Ocean gives the asset tremendous scarcity value.

At a May 1st meeting with Ray Pacini and Tom Sabin of California Coastal we provided our views on the strategic direction of the Company. We made it clear that we did not want to assume the risk of developing the property nor wait over two years before recognizing a return on our investment. We would prefer monetizing the investment today by selling it to someone with the investment mandate and risk profile that accommodates developing the site. We also take little comfort in the fact that stockholders received none of the proceeds from the sale of the lower mesa to the Wildlife Conservation Board. This brings into question whether we as stockholders can realistically expect to see proceeds from the future sale of homes at Bolsa Chica. Our lasting impression of the meeting was that management seems inclined to push forward in building homes on the property. We would suggest that if management wants to assume that risk, they (and any stockholders with a similar view) can do it themselves by taking the Company private.

Our preferred strategy is as follows. We want the Company to hire a reputable investment bank, which will hold a public auction for the Bolsa Chica site under the supervision of an ad hoc equity committee. Following the sale we expect the proceeds to be returned to stockholders. It is our belief that the scarcity value of this land will result in a sale process that generates proceeds of at least $300 million - $350 million. This equates to $30 -$35 per share, exclusive of the Oxnard project, the homebuilding business, and the Company's NOLs, and also provides a potential buyer of the Bolsa Chica site with an extremely attractive return on their investment. By our calculations, the ultimate value to be garnered from developing and selling homes on the property is about $500 million, yielding an investor a very compelling IRR based on a three to four year timeline, the mid-point of the assumed purchase range with likely two-thirds of the purchase price in the form of debt financing and $100 million in development costs. As we discussed at the May 1st meeting, it will be important for any banker to widen the scope of potential investors beyond traditional California real estate developers. We feel that contacting non-traditional investors will be key to insuring a robust auction process for the property. Finally, as we also mentioned in the meeting, we would have no problem holding an equity stub in the existing homebuilding business, particularly if a deal can be negotiated with the purchaser under which the Company develops the Bolsa Chica site.

We are well aware of our rights as a stockholder, having carefully reviewed the Company's Articles of Incorporation and Bylaws. We understand that holders with at least ten percent (10%) of the outstanding capital stock can call a special meeting of stockholders and that holders with at least fifty percent (50%) can remove directors with or without cause. We intend to exercise these rights if the current board does not agree to embark on the strategy we have outlined above, or a similar strategy supported by a majority of your stockholders.

We look forward to discussing this with you further.

Sincerely,


MELLON HBV ALTERNATIVE STRATEGIES LLC


By: /s/ WILLIAM F. HARLEY III
--------------------------------
William F. Harley III
Chief Investment Officer

Exhibit B

Name and Business Address                   Title

William F. Harley, III                      Manager/Director/Chief Investment
c/o Mellon HBV Alternative Strategies LLC   Officer
200 Park Avenue
Suite 5400
New York, NY 10166

William Yip                                 Chief Operating Officer, Treasurer
c/o Mellon HBV Alternative Strategies LLC   and Secretary
200 Park Avenue
Suite 5400
New York, NY 10166